                                                                   EXHIBIT 12.1



AIRTOUCH COMMUNICATIONS, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

                                                                       Year Ended December 31
                                                                   ----------------------------
                                                                      1997      1997      1996
                                                                   ---------  --------   ------
                                                                   Pro Forma
                                                                   NewVector
                                                                   Merger(1)
                                                                   ---------
EARNINGS

      Pre-tax income                                                $   607   $    714    $ 348
      Add back:
          Minority interests in net income of
            consolidated wireless systems                               161        119       95
          Equity in net (income) losses of less-than-
            fifty-percent-owned unconsolidated
            wireless systems                                           (216)       (93)      56
          Distributed income of less-than-
            fifty-percent-owned  unconsolidated
            wireless systems                                            286        284        1
          Fixed charges included in reported pre-tax
            income                                                      227        120       80
                                                                    -------    -------    -----
      Total                                                         $ 1,065    $ 1,144    $ 580
                                                                    =======    =======    =====

FIXED CHARGES
      Total interest on debt                                        $   196    $   103    $  83
      1/3 operating rental expense                                       44         30       28
      Preferred stock dividends (2)                                     231         85       35
                                                                    -------    -------    -----
      Total fixed charges                                           $   471    $   218    $ 146
                                                                    =======    =======    =====

      RATIO OF EARNINGS TO
        FIXED CHARGES                                                   2.3        5.2      4.0
                                                                    =======    =======    =====



        (1) Adjusted to reflect the consummation of the merger of the U.S. cellular and PCS interests of US WEST Media Group, Inc., pursuant to the Agreement and Plan of Merger dated January 29, 1998.

        (2) Preferred stock dividends of $139 million (including pro forma amount of $85 million) and $54 million for year ended December 31, 1997 and $20 million for the year ended December 31, 1996, were increased to amounts of pre-tax earnings that would be required to cover such dividends based on the effective income tax rates for the periods presented.